[LETTERHEAD OF CLIFFORD CHANCE US LLP]

September 6, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Larry L. Greene

Re:	Prospect Capital Corporation
Form N-2 filed June 18, 2007
File Nos. 814-00659 and 333-143819

Dear Mr. Greene:

     We acknowledge your request to remove references to rights offerings from the above referenced registration statement and will ensure that all such references are removed from any supplements to this registration statement filed pursuant to Rule 497.

Best Regards,

/s/ Leonard B. Mackey, Jr.

Leonard B. Mackey, Jr.